Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of TFI International Inc. (the “Company”) on Form 40-F for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Saperstein, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2024

/s/ David Saperstein
Name: David Saperstein
Title: Chief Financial Officer
(Principal Financial Officer)